DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

August 20, 2004 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: New Release dated August 20, 2004

Enclosed is a copy of our News Release dated August 20, 2004 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dlw 8/31

DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

August 20, 2004

TSX Venture: DTA
No. of Pages: 2

NEWS RELEASE

Appointment of Dr. R. H. McMillan to the Position of Vice President Exploration and Director

Dentonia Resources Ltd. ("Dentonia") has appointed R. H. McMillan, Ph.D. to the position of Vice President Exploration and Director.

Dr. McMillan earned degrees from the University of Western Ontario, Ph.D. (1972) and M.Sc.(1969) and a degree from the University of British Columbia B.Sc. (Honours), (1962), Dr. McMillan has practiced his profession for over 40 years both as an exploration geologist and in management positions with several senior mining companies. He is a member in good standing of various professional associations including the Professional Engineers of Ontario, and the Professional Engineers and Geoscientists of B.C.

During his tenure as Exploration Manager Eastern Canada for Westmin Resources Ltd, two important gold deposits were discovered. He has published several technical papers on mineral deposits and exploration.

Dr. McMillan will primarily be responsible to advise on and manage Dentonia's gold prospects in the Tintina Gold Belt of the Yukon and in the Abitibi Greenstone Belt of Ontario.

Atkinson Gold Prospect, Detour Lake Mining Camp

As reported in a news release (Trade Winds and Conquest, August 9, 2004) Trade Winds has commenced drilling on its Aurora Gold Property in the Detour Lake Mining Camp of northeastern Ontario, helicopter supported, and plans a major drill program after freeze-up.

The Dentonia Atkinson Gold Project is located a few kilometers south of the Aurora property, and extends over an area of 8km by 12km and consists of five (5) claim groups.

These properties encompass drill targets defined by untested airborne and ground electromagnetic-magnetic anomalies associated with Archean rhyolitic volcanic rocks at the western end of the Mattagami-Selbaic Greenstone Belt.

A drill program, on part of the Atkinson Gold Prospect, in 1996, intersected a gold mineralized zone in several holes, the best intersect was over 9 meters with a grade of 10.7 g/t gold.

Subsequent IP and magnetic surveys produced eleven (11) chargeability anomalies and magnetic "low", untested, on this structure.

In addition, six (6) test targets in the adjacent area now staked, based on the Ontario Geological Survey electromagnetic-magnetic data, are to be tested with further ground geophysical surveys and, if appropriate, diamond drilling.

Ground geophysical surveys and a drill program of seventeen (17) drill holes (2,250 meters) are proposed to further define and test these targets at an estimated cost of up to $400,000.

As a general observation, the Abitibi Greenstone Belt is one of the most prolific gold producing areas, only second to Witwatersrand area, South Africa, in the world. Of the forty-one (41) gold deposits worldwide, with production plus reserves of greater than 10 million ounces, five (5) (Hollinger-McIntyre, Kirkland Lake, Dome, Kerr Addison and Horne) are in the Abitibi Subprovince of the Superior Province. Two others with lesser reserves, (Campbell Red Lake-Goldcorp and Hemlo) are also within the Superior Province.

The Atkinson Gold Prospect offers similar excellent potential for multi-million ounce gold deposits as well as for multi-million tonne volcanogenic massive sulphide (VMS) deposits.

For additional details, reference should be made to Dentonia's website: www.dentonia.net and to its Annual Information Form ("AIF"), dated January 7, 2004 filed with the SEDAR system at website: www.sedar.com

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"
Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.